EXHIBIT 99.1

Harrison Street acquires majority stake in RoundShield Partners

Acquisition strengthens Harrison Street’s European platform and expands credit, student housing and hospitality capabilities

CHICAGO and TORONTO and GENEVA and LONDON, July 30, 2025 (GLOBE NEWSWIRE) --  Harrison Street Asset Management (“Harrison Street”) the investment management division of Colliers (NASDAQ, TSX: CIGI), today announced the acquisition of a majority stake in RoundShield Partners (“RoundShield”), a leading European credit investment manager with $5.4 billion in assets under management. Financial terms of the transaction were not disclosed.

Headquartered in Jersey, with key offices in Geneva, London, Madrid and Munich, RoundShield specializes in asset-backed capital solutions across real estate, infrastructure, and financial assets through opportunistic credit and structured equity strategies. Since its founding in 2013, the firm has consistently delivered market-leading risk-adjusted returns to a diverse global investor base, including pensions, endowments, foundations, insurers, and family offices.

Under the terms of the transaction, Harrison Street has acquired a 60% equity interest in RoundShield from its management team and a third-party financial investor. The remaining ownership will be retained by RoundShield’s senior management team, who will continue to lead the business.

“This transaction marks a pivotal step for Harrison Street, adding credit capabilities in Europe and creating a pathway for continued innovation across our platform,” said Christopher Merrill, Global Chief Executive Officer of Harrison Street. “RoundShield’s outstanding track record and deep expertise in sectors like student housing and hospitality present immediate opportunities for collaboration. RoundShield’s ownership and operation of vertically integrated student housing platforms offers an exciting opportunity to scale our combined student housing operations across the region. We look forward to leveraging this partnership to broaden our suite of differentiated strategies for our global investors.”

Driss Benkirane, Founder and Managing Partner of RoundShield, added, “We are thrilled to partner with Harrison Street, a globally respected leader in real asset investing that we have known for many years. Their investment is a strong endorsement of our team and platform. With their global reach and shared values, we are well-positioned to accelerate our growth and continue delivering compelling investment ideas and attractive risk-adjusted returns for our investors.”

In connection with this transaction, Lincoln International acted as financial advisor and Sidley Austin acted as legal advisor to RoundShield. DLA Piper acted as legal advisor to Harrison Street.

About Harrison Street Asset Management

Harrison Street Asset Management is a leading global alternative investment management firm with over $100 billion in assets under management in highly differentiated alternative assets across infrastructure, real estate and credit strategies. Headquartered in Chicago and Toronto with offices across North America, Europe, and Asia, the firm offers innovative solutions across a variety of closed-end, open-end and specialized vehicles on behalf of 900 institutional investors and over 10,000 private wealth investors.

Harrison Street has been recognized as one of the Best Places to Work by Pensions & Investments for ten years (2014-2020, 2022-2024) and has received 16 PERE awards since 2019, including the 2024 Alternatives Investor of the Year – Global award. For more information, visit www.harrisonst.com.

About Colliers

Colliers (NASDAQ, TSX: CIGI) is a global diversified professional services and investment management company. Operating through three industry-leading platforms – Real Estate Services, Engineering, and Investment Management – we have a proven business model, an enterprising culture, and a unique partnership philosophy that drives growth and value creation. For 30 years, Colliers has consistently delivered approximately 20% compound annual returns for shareholders, fuelled by visionary leadership, significant inside ownership and substantial recurring earnings. With nearly $5.0 billion in annual revenues, a team of 23,000 professionals, and more than $100 billion in assets under management, Colliers is committed to accelerating the success of our clients, investors, and people worldwide. Learn more at corporate.colliers.com, X @Colliers or LinkedIn.

Non-GAAP Measures

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development properties of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

Harrison Street Contact:
Christopher Merrill
Global Chief Executive Officer
(312) 920-1851

Colliers Contact:
Christian Mayer
Chief Financial Officer
(416) 960-9500